August 18, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:	Ms. Jennifer Goeken

Re:	Acknowledgments Related to Transocean Inc.’s Response to the Staff’s Comment Letter dated August 2, 2006

Ladies and Gentlemen:

In response to the closing comments of the Staff of the Division of Corporation Finance contained in the letter dated August 2, 2006 from Jill S. Davis, Branch Chief, with respect to the Annual Report on Form 10-K for the year ended December 31, 2005, filed March 9, 2006, of Transocean Inc. (the “Company”), the Company hereby acknowledges in connection with its response to the Staff’s comments that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

TRANSOCEAN INC.

By:	/s/Gregory L. Cauthen
Gregory L. Cauthen
Senior Vice President and
Chief Financial Officer

August 18, 2006

Transocean Inc.

Memorandum in Response to Staff Comments

Form 10-K, filed March 9, 2006 (File No. 333-75899)

This memorandum sets forth the responses of Transocean Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance contained in the letter dated August 2, 2006 from Jill S. Davis, Branch Chief, with respect to the Company’s Form 10-K, filed March 9, 2006 (File No. 333-75899).

Form 10-K for the Fiscal Year Ended December 31, 2005

Risk Factors, page 16

Our business involves numerous operating hazards, page 17

Comment

1.
We note your statements that “Consistent with standard industry practice, our clients generally assume, and indemnify us against, well control and subsurface risks under dayrate contracts. These risks are those associated with the loss of control of a well, such as blowout or cratering, the cost to regain control or redrill the well and associated pollution.” Please tell us how you account for the proceeds you receive from rental tools that are lost-in-hole and the amount collected during the periods presented. Additionally, explain the nature of any contractual arrangements you have with your customers that cover events of this nature.

Company Response

Our drilling contracts are agreements to provide drilling services and generally require us to provide a fully equipped drilling rig and personnel to operate the rig for a specified dayrate. Most of our drilling contracts contain provisions for the customer to pay us for our equipment that is lost or damaged in hole (i.e., below the rotary table of the rig), based on an agreed calculation. The equipment typically lost or damaged in hole is drill pipe and other tubular goods. We account for this payment and the corresponding reduction to Property and Equipment as Gain (loss) from disposal of assets, net (included in Operating Income) on our Consolidated Statement of Operations. For the years ended December 31, 2005, 2004 and 2003 these gains totaled $3.2 million, $3.9 million and $1.6 million, respectively, on proceeds of $18.8 million, $6.9 million and $2.2 million, respectively.

Note 18 - Commitments and Contingencies, page 89

Comment

2.
Please modify your disclosures here and in the legal proceedings discussion beginning on page 20 to conclude using terms defined in paragraph 3 of SFAS 5. These terms are defined by SFAS 5 and we believe that any disclosure that describes how you applied the standard, including your conclusions as to the likelihood of loss, should also use those terms.

Company Response

SFAS 5, Accounting for Contingencies, requires that we assess the likelihood that a liability has been incurred as a result of legal matters and accrue, by a charge to income, the amount of such liability if it is both determined to be probable and the amount of the loss can be reasonably estimated. In addition, we are required to disclose the nature of any resulting accrual and, in some circumstances, the amount of the accrual.

SFAS 5 also requires that we disclose loss contingencies when there is at least a reasonable possibility that a loss has been incurred. Any such disclosure is required to include the nature of the contingency and an estimate of the possible loss or range of loss or state that such an estimate cannot be made.

In accordance with SFAS 5, we assess each claim or exposure to determine the likelihood that the ultimate resolution of the matter might result in an adverse effect on our financial condition, results of operations or cash flows. When we determine that an unfavorable resolution of a matter is probable and such amount of loss can be reasonably estimated, we record a reserve for the estimated loss at the time that both of these criteria are met.

When we assessed the legal proceedings described in our 2005 Annual Report on Form 10-K, we determined that the likelihood that a future event or events will confirm that a loss has been incurred for those disclosed matters is reasonably possible but not probable. Accordingly, as of December 31, 2005, we did not have any such accruals recorded on our consolidated balance sheet. Therefore, we have disclosed these matters because they are reasonably possible loss contingencies. Our disclosure included a description of the nature of the matter, including the estimated possible loss or range of loss or a discussion indicating why such amount cannot be estimated. We have also disclosed that in each instance we do not believe the ultimate liability will have a material adverse effect on our financial condition, results of operations or cash flows. We believe the disclosure in our 2005 Annual Report on Form 10-K meets the requirements of SFAS 5. Additionally, in Item 7, Critical Accounting Estimates - Contingent Liabilities, on pages 51 and 52 of the Form 10-K, we have described how we have applied the standard, using the terms defined in paragraph 3 of SFAS 5.